                                            Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-63082


      PROSPECTUS SUPPLEMENT NO. 264 TO THE PROSPECTUS DATED JUNE 25, 2001
              AND THE PROSPECTUS SUPPLEMENT DATED JUNE 25, 2001

[GOLDMAN SACHS LOGO]
                         THE GOLDMAN SACHS GROUP, INC.
                          Medium-Term Notes, Series B
                           -------------------------

                                  $22,115,000
                          7.75% Mandatory Exchangeable
                                 Notes due 2004
              (Linked to the Common Stock of Cendant Corporation)
                           -------------------------

    Each note being offered has the terms described beginning on page S-7, including the following:

                                SUMMARY OF TERMS

ISSUER: The Goldman Sachs Group, Inc.

INDEX STOCK AND INDEX STOCK ISSUER: common stock of Cendant Corporation

FACE AMOUNT: each note will have a face amount equal to $50.00; $22,115,000 in the aggregate for all the offered notes

ORIGINAL ISSUE PRICE: $14,910,596.45 in the aggregate; $33.7115 for each offered note

TRADE DATE: November 7, 2002

ORIGINAL ISSUE DATE (SETTLEMENT DATE): November 15, 2002

STATED MATURITY DATE: August 17, 2004 unless extended for up to six business days

INTEREST RATE (COUPON): 7.75% of the face amount each year

- interest payment dates: each February 17, May 17, August 17 and November 17, beginning on February 17, 2003

- regular record dates: five business days prior to the corresponding interest payment dates

PRINCIPAL AMOUNT: on the stated maturity date, Goldman Sachs will pay the cash value of the number of shares of the index stock determined in accordance with the exchange rate, which will be based on the final index stock price

EXCHANGE RATE: this rate will equal either:

- if the final index stock price equals or exceeds the maximum threshold price,
  1.7593 shares of the index stock,

- if the final index stock price is less than the maximum threshold price, but is greater than the minimum threshold price, a number of shares of the index stock equal to the threshold fraction or

- if the final index stock price is equal to or less than the minimum threshold price, 2.3223 shares of the index stock for each $50.00 of the outstanding face amount, subject, in some circumstances, to antidilution adjustment

INITIAL INDEX STOCK PRICE: $12.26 for one share of the index stock

FINAL INDEX STOCK PRICE: the closing price of one share of the index stock on the determination date, subject to antidilution adjustment

MAXIMUM THRESHOLD PRICE: $28.42

MINIMUM THRESHOLD PRICE: $21.53

THRESHOLD FRACTION: the face amount for one note ($50.00) divided by the final index stock price

LISTING: the note will not be listed on any securities exchange or interdealer market quotation system

NET PROCEEDS TO THE GOLDMAN SACHS GROUP, INC.: 99.85% of the original issue price

BUSINESS DAY: as described on page S-15

CALCULATION AGENT: Goldman, Sachs & Co.

CUSIP NO.: 38141G369

                           -------------------------

    Your investment in the offered notes involves significant risks, and we encourage you to read "Additional Risk Factors Specific to Your Note" beginning on page S-2 so that you may better understand those risks. The principal of the offered notes is not protected.
                           -------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------

    Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PROSPECTUS SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.
                           -------------------------

                 Prospectus Supplement dated November 7, 2002.

                 ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTE

     An investment in your note is subject to the risks described below, as well as the risks described under "Considerations Relating to Indexed Securities" in the accompanying prospectus dated June 25, 2001. Your note is a riskier investment than ordinary debt securities. Also, your note is not equivalent to investing directly in the stock to which your note is indexed. You should carefully consider whether the offered notes are suited to your particular circumstances.

                  THE PRINCIPAL OF YOUR NOTE IS NOT PROTECTED

      The principal of your note is not protected. Our payment to you on the stated maturity date will be the cash equivalent of a number of shares of index stock, based on the final index stock price. For example, if the final index stock price is less than $21.53, you will receive less on your note on the stated maturity date than its face amount, and, if the final index stock price is less than $14.52, you will receive less on your note than its original issue price. If the final index stock price is low enough, you will receive little or no payment on your note. Thus, you may lose all or a substantial part of your investment in your note, depending on the closing price of the index stock on the determination date. These examples do not give effect to any potential antidilution adjustments.

      Also, the market value of your note prior to the stated maturity date may be lower, and possibly significantly lower, than the purchase price you pay for your note. Consequently, if you sell your note before the stated maturity date, you may receive far less than the amount of your investment in the note.

THE VALUE OF YOUR NOTE MAY NOT INCREASE AT THE SAME RATE AS A DIRECT INVESTMENT
                               IN THE INDEX STOCK

      Your ability to participate in any rise in the market value of the index stock is limited. Because of the formula that we will use to determine the payment amount on the stated maturity date, the cash amount you receive on the stated maturity date (not taking into consideration the coupons) will likely represent a lower return on your note than you would have received had you invested in the index stock directly. If the index stock price rises above the initial index stock price over the life of the notes, the amount you will receive for your note at maturity, in comparison to the original issue price of your note, will not rise at the same rate and, at some price levels, an increase in the index stock may not result in any increase in the amount payable at maturity. For example, if the final index stock price is $13.49, or roughly 110% of the initial index stock price, the amount you will receive on your note on the stated maturity date will equal $31.33, or only about 93% of the original issue price of your note. Accordingly, even if the final index stock price is the same as the initial index stock price, you will receive only 84.5% of the original issue price on the stated maturity date. If the final index stock price is between the minimum threshold price ($21.53) and the maximum threshold price ($28.42), or between roughly 176% and 232% of the initial index stock price, the amount you will receive on your note on the stated maturity date will equal $50 in all cases, which is only 148% of the original issue price. If the final index stock price equals $33.10, or roughly 270% of the initial index stock price, the amount you will receive on your note at maturity will equal $58.23, or only 173% of the original price. These hypothetical examples are not indicative of any actual stock prices or returns, and do not give effect to any potential antidilution adjustment.

 THE MARKET PRICE OF YOUR NOTE MAY BE INFLUENCED BY MANY UNPREDICTABLE FACTORS

      The following factors, many of which are beyond our control, will influence the value of your note:

- the market price of the index stock;

- the volatility -- i.e., the frequency and magnitude of changes in the market price of the index stock;

      -- As indicated under "Cendant Corporation -- Historical Trading Price
         Information", the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall;

- the dividend rate on the index stock;

- economic, financial, regulatory, political, military and other events that affect stock markets generally and the market segment of which the index stock is a part, and which may affect the market price of the index stock;

- interest and yield rates in the market;

- the time and the number of interest payments remaining until your note matures; and

- our creditworthiness.

These factors will influence the price you will receive if you sell your note prior to maturity. You cannot predict the future performance of the index stock based on its historical performance.

      The trading price of the index stock may differ substantially from current levels, and actual performance of the index stock over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical trading prices of the index stock or to the hypothetical return examples set forth elsewhere in this prospectus supplement.

                     IF THE MARKET PRICE OF THE INDEX STOCK
    CHANGES, THE MARKET VALUE OF YOUR NOTE MAY NOT CHANGE IN THE SAME MANNER

      Your note may trade quite differently from the index stock. Changes in the market price of the index stock may not result in comparable changes in the market value of your note. We discuss some of the reasons for this disparity under "-- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" above.

 TRADING AND OTHER TRANSACTIONS BY GOLDMAN SACHS IN THE INDEX STOCK MAY IMPAIR
                             THE VALUE OF YOUR NOTE

      As we describe under "Use of Proceeds and Hedging" below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, have hedged our obligations under the offered notes by purchasing the index stock. We may also adjust the hedge by, among other things, purchasing or selling the index stock, options or futures on the index stock or other instruments linked to the index stock, at any time and from time to time, and unwind the hedge by selling any of the foregoing, perhaps on or before the determination date. We may also purchase and sell the index stock for your note in hedging transactions relating to other exchangeable notes whose returns are linked to the index stock. Any of these hedging activities may adversely affect the price of the index stock and, therefore, the market value of your note and the amount of cash we will pay on your note at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your note may decline. See "Use of Proceeds and Hedging" for a further discussion of securities transactions in which we or one or more of our affiliates may engage.

      In addition, Goldman, Sachs & Co. and our other affiliates may engage in trading in the index stock or instruments linked to the index stock for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the price of the index stock and, therefore, the market value of your note and the amount of cash we will pay on your note at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked or related to changes in the value of the index stock. By introducing competing products into the marketplace in this manner, we and our affiliates could adversely affect the market value of your note and the amount of cash we will pay on your note at maturity.

    YOU WILL NOT HAVE ANY SHAREHOLDER RIGHTS OR RIGHTS TO RECEIVE ANY STOCK

      Investing in your note will not make you a holder of the index stock. Neither you nor any other holder or owner of your note will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stock. Your note will be paid in cash, and you will have no right to receive delivery of the index stock.

  OUR BUSINESS ACTIVITIES MAY CREATE CONFLICTS OF INTEREST BETWEEN YOU AND US

      As we have noted above, Goldman, Sachs & Co. and our other affiliates have engaged in and expect to engage in trading activities related to the index stock that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your note and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the price of the index stock, could be adverse to your interests as a beneficial owner of your note.

      Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuer of the index stock, including making loans to or equity investments in that company or providing advisory services to that company. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of a note. Moreover, one or more of our affiliates have published and in the future expect to publish research reports with respect to the issuer of the index stock. Any of these activities by any of our affiliates may affect the price of the index stock and, therefore, the market value of your note and the amount of cash we will pay on your note at maturity.

   AS CALCULATION AGENT, GOLDMAN, SACHS & CO. WILL HAVE THE AUTHORITY TO
    MAKE DETERMINATIONS THAT COULD AFFECT THE MARKET VALUE OF YOUR NOTE,
       WHEN YOUR NOTE MATURES AND THE AMOUNT YOU RECEIVE AT MATURITY

      As calculation agent for your note, Goldman, Sachs & Co. will have discretion in making various determinations that affect your note, including determining whether and how to make antidilution adjustments to the exchange rate; determining the closing price of the index stock, which we will use to calculate the exchange rate and how much cash we must pay at the stated maturity; and determining whether to postpone the stated maturity date because of a market disruption event. See "Specific Terms of Your Note -- Antidilution Adjustments" and "-- Special Calculation Provisions" below for more information about these determinations. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your note and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under "-- Our Business Activities May Create Conflicts of Interest Between You and Us" above. We may change the calculation agent at any time without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days' written notice to Goldman Sachs.

 THERE IS NO AFFILIATION BETWEEN THE INDEX STOCK ISSUER AND US, AND WE ARE NOT
              RESPONSIBLE FOR DISCLOSURE BY THE INDEX STOCK ISSUER

      Goldman Sachs is not affiliated with the issuer of the index stock. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with the index stock issuer. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index stock issuer contained in this prospectus supplement or in any of the index stock issuer's publicly available filings. You, as an investor in your note, should make your own investigation into the index stock issuer. See "Cendant Corporation" below for additional information about the index stock issuer.

      The index stock issuer is not involved in this offering of your note in any way and has no obligation of any sort with respect to your note. Thus, the index stock issuer has no obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your note.

                             YOUR NOTE MAY NOT HAVE
                            AN ACTIVE TRADING MARKET

      We do not plan to have your note listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your note. Even if a secondary market for your note develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your note in any secondary market could be substantial.

                    YOU HAVE LIMITED ANTIDILUTION PROTECTION

      Goldman, Sachs & Co., as calculation agent for your note, will adjust the exchange rate for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other events that affect the index stock issuer's capital structure, but only in the situations we describe in "Specific Terms of Your Note -- Antidilution Adjustments". The calculation agent is not required to make an adjustment for every corporate event that may affect the index stock. For example, the calculation agent will not adjust the exchange rate for events such as an offering of the index stock for cash by the index stock issuer, a tender or exchange offer for the index stock at a premium to its then-current market price by the index stock issuer or a tender or exchange offer for less than all of the outstanding index stock by a third party. Those events or other actions by the index stock issuer or a third party may nevertheless adversely affect the market price of the index stock and, therefore, adversely affect the value of your note. The index stock issuer or a third party could make an offering or a tender or exchange offer, or the index stock issuer could take any other action, that adversely affects the value of the index stock and your note but does not result in an antidilution adjustment for your benefit.

  WE CAN POSTPONE THE STATED MATURITY DATE IF A MARKET DISRUPTION EVENT OCCURS

      If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing, the determination date will be postponed until the first business day on which no market disruption event occurs or is continuing. As a result, the stated maturity date for your note will also be postponed, although not by more than six business days. Thus, you may not receive the payment that we are obligated to make on the stated maturity date until several days after the originally scheduled due date. Moreover, if the closing price of the index stock is not available on the determination date because of a continuing market disruption event or for any other reason, the calculation agent will nevertheless determine the final index stock price based on its assessment, made in its sole discretion, of the market value of the index stock at that time.

        THE TAX CONSEQUENCES OF AN INVESTMENT IN YOUR NOTE ARE UNCERTAIN

      The tax consequences of an investment in your note are uncertain, both as to the timing and character of any inclusion in income in respect of your note. We discuss these matters under "Supplemental Discussion of Federal Income Tax Consequences" below.

   CERTAIN CONSIDERATIONS FOR INSURANCE COMPANIES AND EMPLOYEE BENEFIT PLANS

      Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call "ERISA", or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a "prohibited transaction" under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under "Employee Retirement Income Security Act" below.

                          SPECIFIC TERMS OF YOUR NOTE

     Please note that in this section entitled "Specific Terms of Your Note", references to "The Goldman Sachs Group, Inc.", "we", "our" and "us" mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries, while references to "Goldman Sachs" mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries. References to "holders" mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not indirect holders who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to indirect holders in the accompanying prospectus, under "Legal Ownership and Book-Entry Issuance". Also, references to the "accompanying prospectus" mean the accompanying Prospectus dated June 25, 2001, as supplemented by the accompanying Prospectus Supplement dated June 25, 2001, of The Goldman Sachs Group, Inc.

      We refer to the notes offered in this prospectus supplement, including your note, as the offered notes. The offered notes are "indexed debt securities", as defined in the accompanying prospectus. The offered notes are part of a series of debt securities, entitled "Medium-Term Notes, Series B", that we may issue under the indenture from time to time. This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your note; terms that apply generally to all Series B medium-term notes are described in "Description of Notes We May Offer" in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

      In addition to the terms described on the front cover page, the following terms will apply to your note:

SPECIFIED CURRENCY:

      - principal: U.S. dollars

      - interest: U.S. dollars

NO LISTING: your note will not be listed or displayed on any securities exchange or included in any interdealer market quotation system

FORM OF NOTE:

      - global form only: yes, at DTC

      - non-global form available: no

DENOMINATIONS:  the face amount of each note will be $50.00

DEFEASANCE APPLIES AS FOLLOWS:

      - full defeasance: no

      - covenant defeasance: no

OTHER TERMS:

      - the default amount will be payable on any acceleration of the maturity of your note as described under "-- Special Calculation Provisions" below

      - antidilution provisions will apply to your note as described under "-- Antidilution Adjustments" below

      - a business day for your note will not be the same as a business day for our other Series B medium-term notes, as described under "-- Special Calculation Provisions" below

      In this prospectus supplement, when we refer to the index stock, we mean the common stock of Cendant Corporation and, when we refer to the index stock issuer, we mean that company, except as noted under "-- Antidilution Adjustments -- Reorganization Events -- Distribution Property" below.

      Please note that the information about the original issue date, original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased your note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

      We describe the terms of your note in more detail below.

PAYMENT OF PRINCIPAL ON STATED MATURITY DATE

      On the stated maturity date, we will pay cash in an amount equal to the cash value of the number of shares of the index stock determined in accordance with the exchange rate, which will be based on the closing price of the index stock on the determination date.

EXCHANGE RATE

The exchange rate will equal either:

- if the final index stock price equals or exceeds the maximum threshold price,
  1.7593 shares of the index stock,

- if the final index stock price is less than the maximum threshold price, but is greater than the minimum threshold price, a number of shares of the index stock equal to the threshold fraction or

- if the final index stock price is equal to or less than the minimum threshold price, 2.3223 shares of the index stock for each $50.00 of the outstanding face amount of your note, subject, in some circumstances, to antidilution adjustment.

We specify the initial index stock price, final index stock price, maximum threshold price, minimum threshold price and threshold fraction on the front cover of this prospectus supplement.

      The exchange rate may be adjusted as a result of dilution events, as we describe under "-- Antidilution Adjustments" below.

STATED MATURITY DATE

      The stated maturity date will be August 17, 2004 unless that day is not a business day, in which case the stated maturity date will be the next following business day. If the fifth business day before this applicable day is not the determination date referred to below, however, then the stated maturity date will be the fifth business day following the determination date, provided that the stated maturity date will never be later than the fifth business day after August 17, 2004 or, if August 17 is not a business day, later than the sixth business day after August 17, 2004. The calculation agent may postpone the determination date -- and therefore the stated maturity date -- if a market disruption event occurs or is continuing on a day that would otherwise be the determination date. We describe market disruption events under "-- Special Calculation Provisions" below.

DETERMINATION DATE

      The determination date will be the fifth business day prior to August 17, 2004, unless the calculation agent determines that a market disruption event occurs or is continuing on that fifth prior business day. In that event, the determination date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be later than August 17, 2004 or, if August 17, 2004 is not a business day, later than the first business day after August 17, 2004.

CONSEQUENCES OF A MARKET DISRUPTION EVENT

      As indicated above, if a market disruption event occurs or is continuing on a day that would otherwise be the determination date, then the determination date will be postponed to the next following business day on which a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed by more than five business days. If the determination date is postponed to the last possible day but a market disruption event occurs or is continuing on that day, that day will nevertheless be the determination date. If the final index stock price that must be used to determine the exchange rate (and the cash value of the index stock to be paid on the stated maturity date) is not available on the determination date, either because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the final index stock price based on its assessment, made in its sole discretion, of the market value of the index stock on that day.

                               INTEREST PAYMENTS

      Interest will accrue on the outstanding face amount of your note and will be calculated and paid as described in the accompanying prospectus with regard to fixed rate notes, except that the interest payment and regular record dates will be those specified on the front cover of this prospectus supplement.

      If the stated maturity date does not occur on August 17, 2004, however, the interest payment date scheduled for August 17, 2004 will instead occur on the stated maturity date.

                            ANTIDILUTION ADJUSTMENTS

      The calculation agent will adjust the exchange rate as described below, but only if an event described under one of the six subsections beginning with '-- Stock Splits" below occurs and only if the relevant event occurs during the period described under the applicable subsection.

      The adjustments described below do not cover all events that could affect the exchange rate, such as an issuer tender or exchange offer for the index stock at a premium to its market price or a tender or exchange offer made by a third party for less than all outstanding shares of the index stock. We describe the risks relating to dilution under "Additional Risk Factors Specific to Your Note -- You Have Limited Antidilution Protection" above.

HOW ADJUSTMENTS WILL BE MADE

      In this prospectus supplement, we refer to antidilution adjustment of the exchange rate. If an event requiring antidilution adjustment occurs, the calculation agent will make the adjustment by taking the following steps:

- STEP ONE. The calculation agent will adjust the reference amount. This term refers to the amount of the index stock or other property for which the final index stock price is to be determined on the determination date. For example, if no adjustment is required, the final index stock price will be the closing price of one share of the index stock on the determination date. In that case, the reference amount will be one share of the index stock. We describe how the closing price will be determined under "-- Special Calculation Provisions" below.

  If an adjustment is required because of one of the dilution events described in the first five subsections below -- these involve stock splits, reverse stock splits, stock dividends, other dividends and distributions and issuances of transferable rights and warrants -- then the final index stock price might instead be, for example, the closing price, on the determination date, of two shares of the index stock or a half share of the index stock, depending on the event. In that example, the adjusted reference amount would be two shares of the index stock or one half share of the index stock, as applicable.

  If an adjustment is required because of one of the reorganization events described under "-- Reorganization Events" below -- these involve events in which cash, securities or other property is distributed in respect of the index stock -- then the final index stock price will be as follows, assuming there has been no prior antidilution adjustment: the value, on the determination date, of the property distributed in the reorganization event in respect of one share of the index stock, plus one share of the index stock if the index stock remains outstanding. In that case, the adjusted reference amount will be the property so distributed plus one share of the index stock, if applicable. In addition, on the stated maturity date, your note will be exchangeable for the cash value of the property comprising the adjusted reference amount, as described in more detail under "-- Reorganization Events" below.

  The manner in which the calculation agent adjusts the reference amount in step one will depend on the type of dilution event requiring adjustment. These events and the nature of the required adjustments are described in the six subsections that follow.

- STEP TWO. Having adjusted the reference amount in step one, the calculation agent will determine the final index stock price, which will be the closing price of the adjusted reference amount on the determination date. If a reorganization event occurs, the final index stock price will be the value of the adjusted reference amount as determined by the calculation agent in the manner described under "-- Reorganization Events" below.

- STEP THREE. Having determined the final index stock price in step two, the calculation agent will use this price to calculate the threshold fraction, if applicable, and the exchange rate.

- STEP FOUR. Having calculated the exchange rate in step three, the calculation agent will multiply this rate by the reference amount as adjusted in step one. The resulting rate will be the number of shares of the index stock the cash value of which will be paid for each $50.00 of the outstanding face amount of your note.

- STEP FIVE. The calculation agent will determine the cash value of the index stock payable for your note as described in step four by multiplying the number of shares involved by the closing price for one share on the determination date, rather than by the final index stock price, which will be the closing price for the adjusted reference amount. If the amount payable on your note would be the cash value of property other than the index stock because of a reorganization event, then the calculation agent will determine the cash value of that property in the manner described under "-- Reorganization Events" below.

      If more than one event requiring adjustment occurs, the calculation agent will first adjust the reference amount as described in step one above for each event, sequentially, in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the reference amount for the first event, the calculation agent will repeat step one for the second event, applying the required adjustment to the reference amount as already adjusted for the first event, and so on for each event. Having adjusted the reference amount for all events, the calculation agent will then take the remaining applicable steps in the process described above, determining the final index stock price, the threshold fraction and the adjusted exchange rate using the reference amount as sequentially and cumulatively adjusted for all the relevant events. The calculation agent will make all required determinations and adjustments no later than the determination date.

      The calculation agent will adjust the exchange rate for each reorganization event described under "-- Reorganization Events" below. For any other dilution event described below, however, the calculation agent will not have to adjust the exchange rate unless the adjustment would result in a change of at least 0.1% in the exchange rate that would apply without the adjustment. The exchange rate resulting from any adjustment will be rounded up or down, as appropriate, to the nearest ten-thousandth, with five hundred-thousandths being rounded upward -- e.g., 0.12344 will be rounded down to 0.1234 and 0.12345 will be rounded up to 0.1235.

      If an event requiring antidilution adjustment occurs, the calculation agent will make the adjustment with a view to offsetting, to the extent practical, any change in the economic position of the holder and The Goldman Sachs Group, Inc., relative to your note, that results solely from that event. The calculation agent may, in its sole discretion, modify the antidilution adjustments as necessary to ensure an equitable result, but is not required to do so.

      The calculation agent will make all determinations with respect to antidilution adjustments, including any determination as to whether an event requiring adjustment has occurred, as to the nature of the adjustment required and how it will be made or as to the value of any property distributed in a reorganization event, and will do so in its sole discretion. In the absence of manifest error, those determinations will be conclusive for all purposes and will be binding on you and us, without any liability on the part of the calculation agent. The calculation agent will provide information about the adjustments it makes upon written request by the holder.

      In this prospectus supplement, when we say that the calculation agent will adjust the exchange rate for one or more dilution events, we mean that the calculation agent will take all the applicable steps described above with respect to those events.

      The following six subsections describe the dilution events for which the exchange rate is to be adjusted. Each subsection describes the manner in which the calculation agent will adjust the reference amount -- the first step in the adjustment process described above -- for the relevant event.

                                  STOCK SPLITS

      A stock split is an increase in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. Each outstanding share will be worth less as a result of a stock split.

      If the index stock is subject to a stock split, then the calculation agent will adjust the reference amount to equal the sum of the prior reference amount -- i.e., the reference amount before that adjustment -- plus the product of (1) the number of new shares issued in the stock split with respect to one share of the index stock times (2) the prior reference amount. The reference amount -- and thus the exchange rate -- will not be adjusted, however, unless the first day on which the index stock trades without the right to receive the stock split occurs after the date of this prospectus supplement and on or before the determination date.

                              REVERSE STOCK SPLITS

      A reverse stock split is a decrease in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. Each outstanding share will be worth more as a result of a reverse stock split.

      If the index stock is subject to a reverse stock split, then once the reverse stock split becomes effective, the calculation agent will adjust the reference amount to equal the product of the prior reference amount and the quotient of (1) the number of shares of the index stock outstanding immediately after the reverse stock split becomes effective divided by (2) the number of shares of the index stock outstanding immediately before the reverse stock split becomes effective. The reference amount -- and thus the exchange rate -- will not be adjusted, however, unless the reverse stock split becomes effective after the date of this prospectus supplement and on or before the determination date.

                                STOCK DIVIDENDS

      In a stock dividend, a corporation issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. Each outstanding share will be worth less as a result of a stock dividend.

      If the index stock is subject to a stock dividend, then the calculation agent will adjust the reference amount to equal the sum of the prior reference amount plus the product of (1) the number of shares issued in the stock dividend with respect to one share of the index stock times (2) the prior reference amount. The reference amount -- and thus the exchange rate -- will not be adjusted, however, unless the ex-dividend date occurs after the date of this prospectus supplement and on or before the determination date.

      The ex-dividend date for any dividend or other distribution is the first day on which the index stock trades without the right to receive that dividend or other distribution.

                       OTHER DIVIDENDS AND DISTRIBUTIONS

      The reference amount will not be adjusted to reflect dividends or other distributions paid with respect to the index stock, other than:

- stock dividends described above,

- issuances of transferable rights and warrants as described under "-- Transferable Rights and Warrants" below,

- distributions that are spin-off events described under "-- Reorganization Events" below, and

- extraordinary dividends described below.

      A dividend or other distribution with respect to the index stock will be deemed to be an extraordinary dividend if its per share value exceeds that of the immediately preceding non-extraordinary dividend, if any, for the index stock by an amount equal to at least 10% of the closing price of the index stock on the first business day before the ex-dividend date.

      If an extraordinary dividend occurs, the calculation agent will adjust the reference amount to equal the product of (1) the prior reference amount times
(2) a fraction, the numerator of which is the closing price of the index stock on the business day before the ex-dividend date and the denominator of which is the amount by which that closing price exceeds the extraordinary dividend amount. The reference amount -- and thus the exchange rate -- will not be adjusted, however, unless the ex-dividend date occurs after the date of this prospectus supplement and on or before the determination date.

      The extraordinary dividend amount with respect to an extraordinary dividend for the index stock equals:

- for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the index stock minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the index stock, or

- for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

      To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent. A distribution on the index stock that is a stock dividend, an issuance of transferable rights or warrants or a spin-off event and also an extraordinary dividend will result in an adjustment to the exchange rate only as described under "-- Stock Dividends" above, "-- Transferable Rights and Warrants" below or "-- Reorganization Events" below, as the case may be, and not as described here.

TRANSFERABLE RIGHTS AND WARRANTS

      If the index stock issuer issues transferable rights or warrants to all holders of the index stock to subscribe for or purchase index stock at an exercise price per share that is less than the closing price of the index stock on the business day before the ex-dividend date for the issuance, then the reference amount will be adjusted by multiplying the prior reference amount by the following fraction:

- the numerator will be the number of shares of the index stock outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the index stock offered for subscription or purchase under those transferable rights or warrants, and

- the denominator will be the number of shares of the index stock outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the index stock that the aggregate offering price of the total number of shares of the index stock so offered for subscription or purchase would purchase at the closing price of the index stock on the business day before that ex-dividend date, with that number of additional shares being determined by multiplying the total number of shares so offered by the exercise price of those transferable rights or warrants and dividing the resulting product by the closing price on the business day before that ex-dividend date.

      The reference amount -- and thus the exchange rate -- will not be adjusted, however, unless the ex-dividend date described above occurs after the date of this prospectus supplement and on or before the determination date.

REORGANIZATION EVENTS

      Each of the following is a reorganization event:

- the index stock is reclassified or changed,

- the index stock issuer has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all the outstanding index stock is exchanged for or converted into other property,

- a statutory share exchange involving the outstanding index stock and the securities of another entity occurs, other than as part of an event described in the two bullet points above,

- the index stock issuer sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity,

- the index stock issuer effects a spin-off -- that is, issues to all holders of the index stock equity securities of another issuer, other than as part of an event described in the four bullet points above,

- the index stock issuer is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, or

- another entity completes a tender or exchange offer for all the outstanding index stock.

ADJUSTMENTS FOR REORGANIZATION EVENTS. If a reorganization event occurs, then the calculation agent will adjust the reference amount so that it consists of each type of distribution property distributed in respect of one share of the index stock -- or in respect of whatever the prior reference amount may be -- in the reorganization event, taken together. We define the term "distribution property" below. For purposes of the five-step adjustment process described under "-- How Adjustments Will Be Made" above, the distribution property so distributed will be the adjusted reference amount described in step one, the value of that property on the determination date will be the final index stock price described in step two and the calculation agent will determine and adjust the exchange rate based on these items as described in steps three and four.

      Consequently, if a reorganization event occurs, we will pay to the holder of your note on the stated maturity date, for every $50.00 of the outstanding face amount of your note, cash in an amount equal to the value of each type of distribution property distributed in the reorganization event in respect of the prior reference amount. A holder will not be entitled to receive distribution property comprising the reference amount.

      For the purpose of making an adjustment required by a reorganization event, the calculation agent will determine the value of each type of distribution property, in its sole discretion. For any distribution property consisting of a security, the calculation agent will use the closing price for the security on the determination date. The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If more than one type of distribution property is involved, the reference amount will be adjusted so that the amount payable on your note is the cash value of each type, in the same proportion as the value of each type bears to the total value of the distribution property distributed in respect of the prior reference amount. If a holder of the index stock may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent in its sole discretion.

      If a reorganization event occurs and the calculation agent adjusts the reference amount to consist of the distribution property distributed in the event, as described above, the calculation agent will make further antidilution adjustments for later events that affect the distribution property, or any component of the distribution property, comprising the new reference amount. The calculation agent will do so to the same extent that it would make adjustments if the index stock were outstanding and were affected by the same kinds of events. If a subsequent reorganization event affects only a particular component of the reference amount, the required adjustment will be made with respect to that component, as if it alone were the reference amount.

      For example, if the index stock issuer merges into another company and each share of the index stock is converted into the right to receive two common shares of the surviving company and a specified amount of cash, the reference amount will be adjusted to consist of two common shares and the specified amount of cash for each share of index stock (adjusted proportionally for any partial share) comprising the reference amount before the adjustment. The calculation agent will adjust the common share component of the new reference amount to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in this subsection entitled "-- Antidilution Adjustments" as if the common shares were the index stock. In that event, the cash component will not be adjusted but will continue to be a component of the reference amount. Consequently, the final index stock price used to calculate the adjusted exchange rate will be the total value, as determined by the calculation agent on the determination date, of all components of the reference amount, with each component having been adjusted on a sequential and cumulative basis for all relevant events requiring adjustment on or before the determination date.

      The calculation agent will not make any adjustment for a reorganization event, however, unless the event becomes effective -- or, if the event is a spin-off, unless the ex-dividend date for the spin-off occurs -- after the date of this prospectus supplement and on or before the determination date.

      DISTRIBUTION PROPERTY. When we refer to distribution property, we mean the cash, securities and other property or assets distributed in a reorganization event in respect of one outstanding share of the index stock -- or in respect of whatever the applicable reference amount may then be if any antidilution adjustment has been made in respect of a prior event. In the case of a spin-off, the distribution property also includes one share of the index stock -- or other applicable reference amount -- in respect of which the distribution is made.

      If a reorganization event occurs, the distribution property distributed in the event will be substituted for the index stock as described above. Consequently, in this prospectus supplement, when we refer to the index stock, we mean any distribution property that is distributed in a reorganization event and comprises the adjusted reference amount. Similarly, when we refer to the index stock issuer, we mean any successor entity in a reorganization event.

                         DEFAULT AMOUNT ON ACCELERATION

      If an event of default occurs and the maturity of your note is accelerated, we will pay the default amount in respect of the principal of your note at the maturity. We describe the default amount under "--Special Calculation Provisions" below.

      For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under "Description of Debt Securities We May Offer -- Default, Remedies and Waiver of Default" and "-- Modification of the Debt Indentures and Waiver of Covenants".

                               MANNER OF PAYMENT

      Any payment on your note at maturity will be made to an account designated by the holder of your note and approved by us, or at the office of the trustee in New York City, but only when your note is surrendered to the trustee at that office. We may pay interest due on any interest payment date by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

                             MODIFIED BUSINESS DAY

      As described in the accompanying prospectus, any payment on your note that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your note, however, the term business day has a different meaning than it does for other Series B medium-term notes. We discuss this term under "-- Special Calculation Provisions" below.

                           ROLE OF CALCULATION AGENT

      The calculation agent in its sole discretion will make all determinations regarding the exchange rate, antidilution adjustments, market disruption events, business days, the final stock index price or other value of the index stock, the default amount and the amount of cash to be paid in exchange for your note. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

      Please note that Goldman, Sachs & Co. is serving as calculation agent as of the original issue date of your note. We may change the calculation agent after the original issue date without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days' written notice to Goldman Sachs.

                         SPECIAL CALCULATION PROVISIONS

BUSINESS DAY

      When we refer to a business day with respect to your note, we mean a day that is a business day of the kind described in the accompanying prospectus and is also a day on which the principal securities market for the index stock is open for trading.

CLOSING PRICE

      The closing price for any security on any day will equal the closing sale price or last reported sale price, regular way, for the security, on a per-share or other unit basis:

- on the principal national securities exchange on which that security is listed for trading on that day, or

- if that security is not listed on any national securities exchange, on the Nasdaq National Market System on that day, or

- if that security is not quoted on the Nasdaq National Market System on that day, on any other U.S. national market system that is the primary market for the trading of that security.

      If that security is not listed or traded as described above, then the closing price for that security on any day will be the average, as determined by the calculation agent, of the bid prices for the security obtained from as many dealers in that security selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

DEFAULT AMOUNT

      The default amount for your note on any day will be an amount, in the specified currency for the principal of your note, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to your note as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your note. That cost will equal:

- the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

- the reasonable expenses, including reasonable attorneys' fees, incurred by the holder of your note in preparing any documentation necessary for this assumption or undertaking.

      During the default quotation period for your note, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest -- or, if there is only one, the only -- quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

      DEFAULT QUOTATION PERIOD. The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

- no quotation of the kind referred to above is obtained or

- every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

      In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your note.

      QUALIFIED FINANCIAL INSTITUTIONS. For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

- A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

- P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

MARKET DISRUPTION EVENT

      Any of the following will be a market disruption event:

- a suspension, absence or material limitation of trading in the index stock on its primary market for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

- a suspension, absence or material limitation of trading in option or futures contracts relating to the index stock, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

- the index stock is not trading on what was the primary market for the index stock, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see "Use of Proceeds and Hedging" below.

      The following events will not be market disruption events:

- a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

- a decision to permanently discontinue trading in the option or futures contracts relating to the index stock.

      For this purpose, an "absence of trading" in the primary securities market on which the index stock or on which option or futures contracts relating to the index stock are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in the index stock or option or futures contracts relating to the index stock, if available, in the primary market for the index stock or those contracts, by reason of:

- a price change exceeding limits set by that market, or

- an imbalance of orders relating to the index stock or those contracts, or

- a disparity in bid and ask quotes relating to the index stock or those contracts will constitute a suspension or material limitation of trading in the index stock or those contracts in the primary market for the index stock or those contracts.

      In this subsection about market disruption events, references to the index stock include securities that are part of any adjusted reference amount, as determined by the calculation agent in its sole discretion.

                       HYPOTHETICAL RETURNS ON YOUR NOTE

      The table below sets forth the cash value which we will pay on the stated maturity date for each $50.00 of the outstanding face amount of your note on the stated maturity date if the final index stock price is one of the hypothetical prices set forth below. For this purpose, we have assumed that there will be no antidilution adjustments to the exchange rate and no market disruption events. We have also assumed that the final index stock price will be the same on the determination date and the stated maturity date.

      The table below assumes that no dividends will be paid on the index stock. We do not know, however, whether or to what extent the issuer of the index stock will pay dividends in the future. These are matters that will be determined by the issuer of the index stock and not by us. Consequently, the amount of dividends actually paid on the index stock by its issuer, and, therefore, the rate of return on the index stock, during the life of the offered notes may differ substantially from the information reflected in the table below.

      The trading price of the index stock may differ substantially from current levels, and the actual performance of the index stock over the life of the notes, as well as the amount payable at maturity, may bear little relation to the historical trading prices of the index stock shown elsewhere in this prospectus supplement or to the hypothetical examples set forth in the table.

      The information in the table reflects hypothetical cash amounts payable in respect of the face amount of each offered note on the stated maturity date, assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your note prior to the stated maturity date, your return will depend upon the market value of your note at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see "Additional Risk Factors Specific to Your Note" above.

      The following table is provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the impact that various hypothetical market prices of the index stock on the determination date could have on the payment amount.

      The prices in the first column represent hypothetical closing prices for one share of index stock on the determination date. In the second column, these hypothetical prices are expressed as percentages of the initial index stock price, which equals $12.26 per share. The amounts in the third column represent the hypothetical cash value, based on the corresponding hypothetical final index stock prices, of the number of shares of index stock calculated in accordance with the applicable exchange rate, for each $50.00 of the outstanding face amount of your note. In the fourth column these hypothetical cash payment amounts are expressed as percentages of the original issue price, which equals $33.7115.

                       HYPOTHETICAL                          HYPOTHETICAL CASH
                     FINAL INDEX STOCK                        PAYMENT AMOUNT
                       PRICE AS % OF     HYPOTHETICAL CASH   AT MATURITY AS %
HYPOTHETICAL FINAL        INITIAL         PAYMENT AMOUNT     OF ORIGINAL ISSUE
INDEX STOCK PRICE    INDEX STOCK PRICE      AT MATURITY            PRICE
------------------   -----------------   -----------------   -----------------
      $33.10               270.0%             $58.23               172.7%
      $31.88               260.0%             $56.09               166.4%
      $30.65               250.0%             $53.92               160.0%
      $29.42               240.0%             $51.76               153.5%
      $28.42               231.8%             $50.00               148.3%
      $28.20               230.0%             $50.00               148.3%
      $26.97               220.0%             $50.00               148.3%
      $25.75               210.0%             $50.00               148.3%
      $24.52               200.0%             $50.00               148.3%
      $23.29               190.0%             $50.00               148.3%
      $22.07               180.0%             $50.00               148.3%
      $21.53               175.6%             $50.00               148.3%
      $20.84               170.0%             $48.40               143.6%
      $19.62               160.0%             $45.56               135.2%
      $18.39               150.0%             $42.71               126.7%
      $17.16               140.0%             $39.85               118.2%
      $15.94               130.0%             $37.02               109.8%
      $14.71               120.0%             $34.16               101.3%
      $13.49               110.0%             $31.33                92.9%
      $12.26               100.0%             $28.47                84.5%
      $11.03                90.0%             $25.61                76.0%
      $ 9.81                80.0%             $22.78                67.6%
      $ 8.58                70.0%             $19.93                59.1%
      $ 7.36                60.0%             $17.09                50.7%
      $ 6.13                50.0%             $14.24                42.2%
      $ 4.90                40.0%             $11.38                33.8%
      $ 3.68                30.0%             $ 8.55                25.4%
      $ 2.45                20.0%             $ 5.69                16.9%
      $ 1.23                10.0%             $ 2.86                 8.5%

      For information about the market price of the index stock in recent periods, see "Cendant Corporation -- Historical Trading Price Information" below.

      Payments on your note may be economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your note may be economically equivalent to the amounts that would be paid on the aggregate of an interest bearing bond bought, and a combination of options sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described below.

         We cannot predict the market price of the index stock or, therefore, the final index stock price or the exchange rate for your note. Moreover, the assumptions we make in connection with any hypothetical information may not reflect actual events. Consequently, that information may give little or no indication of the amount of cash to be paid in respect of your note on the stated maturity date, nor should it be viewed as an indication of the financial return of your note or of how that return might compare to the financial return on an investment directly in the index stock.

                          USE OF PROCEEDS AND HEDGING

      We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under "Use of Proceeds". We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

      In anticipation of the sale of the offered notes, we and/or our affiliates entered into hedging transactions involving purchases of the index stock on the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other debt securities we issue, some of which may have returns linked to the same underlying stock. Consequently, with regard to your note, from time to time, we and/or our affiliates:

- expect to acquire or dispose of the index stock or other securities of the index stock issuer,

- may take short positions in the index stock or other securities of the index stock issuer -- i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to the purchaser,

- may take or dispose of positions in listed or over-the-counter options or other instruments based on the index stock, and/or

- may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market.

      We and/or our affiliates may acquire a long or short position in securities similar to the offered notes from time to time and may, in our or their sole discretion, hold or resell those securities.

      In the future, we and/or our affiliates expect to close out a hedge position relating to your note and perhaps hedge positions relating to other notes with returns linked to the same underlying stock on or before the determination date for your note. Those steps are likely to involve sales of the index stock, and they may involve sales and/or purchases of listed or over-the-counter options on the index stock or listed or over-the-counter options or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market.

         The hedging activity discussed above may adversely affect the market value of your note from time to time. See "Additional Risk Factors Specific to Your Note -- Trading and Other Transactions by Goldman Sachs in the Index Stock May Impair the Value of Your Note" and "-- Our Business Activities May Create Conflicts of Interest Between You and Us" for a discussion of these adverse effects.

                              CENDANT CORPORATION

      According to publicly available information, Cendant Corporation provides travel and real estate services to businesses and consumers in over 100 countries.

                    WHERE INFORMATION ABOUT THE INDEX STOCK
                             ISSUER CAN BE OBTAINED

      The index stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed with the SEC can be inspected and copied at the SEC's public reference room located at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, information filed by the index stock issuer with the SEC electronically can be reviewed through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the index stock issuer under the Exchange Act can be located by referencing its SEC file number:
001-10308.

      Information about the index stock issuer may also be obtained from other sources such as press releases, newspaper articles and other publicly disseminated documents.

      We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by the index stock issuer with the SEC.

                     WE OBTAINED THE INFORMATION ABOUT THE
                     INDEX STOCK ISSUER IN THIS PROSPECTUS
                    SUPPLEMENT FROM THE INDEX STOCK ISSUER'S
                                 PUBLIC FILINGS

      This prospectus supplement relates only to your note and does not relate to the index stock or other securities of the index stock issuer. We have derived all information about the index stock issuer in this prospectus supplement from the publicly available documents referred to in the preceding subsection. We have not participated in the preparation of any of those documents or made any "due diligence" investigation or any inquiry of the index stock issuer with respect to the index stock issuer in connection with the offering of your note. We do not make any representation that the publicly available documents or any other publicly available information about the index stock issuer are accurate or complete. Furthermore, we do not know whether all events occurring before the date of this prospectus supplement -- including events that would affect the accuracy or completeness of the publicly available documents referred to above, the trading price of the index stock and, therefore, the exchange rate -- have been publicly disclosed. Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning the index stock issuer could affect the value you will receive at maturity and, therefore, the market value of your note.

      Neither we nor any of our affiliates make any representation to you as to the performance of the index stock.

      We or any of our affiliates may currently or from time to time engage in business with the index stock issuer, including making loans to or equity investments in the index stock issuer or providing advisory services to the index stock issuer, including merger and acquisition advisory services. In the course of that business, we or any of our affiliates may acquire non-public information about the index stock issuer and, in addition, one or more of our affiliates may publish research reports about the index stock issuer. As an investor in a note, you should undertake such independent investigation of the index stock issuer as in your judgment is appropriate to make an informed decision with respect to an investment in a note.

                      HISTORICAL TRADING PRICE INFORMATION

      The index stock is traded on the New York Stock Exchange under the symbol "CD". The following table sets forth the quarterly high, low and closing prices for the index stock on the New York Stock Exchange for the four calendar quarters in each of 2000 and 2001 and for the first four calendar quarters in 2002, through November 7, 2002. We obtained the trading price information set forth below from Bloomberg Financial Services, without independent verification.

      As indicated below, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. We cannot give you any assurance that the price of the index stock will increase sufficiently for you to receive an amount in excess of, or even equal to, the original issue price of your note. As discussed above under "Additional Risk Factors Specific to Your Note", the principal of your note is not protected.

                                                               HIGH       LOW     CLOSE
                                                              -------   -------   ------
2000
  Quarter ended March 31....................................  24.3125   16.1875    18.50
  Quarter ended June 30.....................................    18.75     12.25    14.00
  Quarter ended September 30................................  14.6875    10.625   10.875
  Quarter ended December 31.................................  12.5625      8.50    9.625
2001
  Quarter ended March 31....................................    14.76     9.625    14.59
  Quarter ended June 30.....................................    20.37     13.89    19.50
  Quarter ended September 30................................    21.53     11.03    12.80
  Quarter ended December 31.................................    19.81     12.04    19.61
2002
  Quarter ended March 31....................................    19.99     15.35    19.20
  Quarter ended June 30.....................................    19.03     15.15    15.88
  Quarter ended September 30................................    15.66     10.75    10.76
  Quarter ending December 31
  (through November 7, 2002)................................    12.71      9.04    12.20
  Closing Price on November 7, 2002.........................                       12.20

           SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

      The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders.

      The following section is the opinion of Sullivan & Cromwell, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell that the characterization of the note for U.S. federal income tax purposes that will be required under the terms of the note, as discussed below, is a reasonable interpretation of current law. This section applies to you only if you are a United States holder that holds your note as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

- a citizen or resident of the United States;

- a domestic corporation;

- an estate whose income is subject to United States federal income tax regardless of its source; or

- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

      This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

- a dealer in securities or currencies;

- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

- a bank;

- a life insurance company;

- a tax-exempt organization;

- a person that owns a note as a hedge or that is hedged against interest rate or currency risks;

- a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

- a person whose functional currency for tax purposes is not the U.S. dollar.

      Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your note should be treated for U.S. federal income tax purposes and, as a result, the U.S. federal income tax consequences of your investment in your note are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

--------------------------------------------------------------------------------

         You should consult your tax advisor in determining the U.S. federal income tax and other tax consequences of your investment in the note, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
--------------------------------------------------------------------------------

      You will be obligated pursuant to the terms of the note -- in the absence of an administrative determination or judicial ruling to the contrary -- to characterize your note for all tax purposes as a forward contract to purchase the index stock at the stated maturity date, under the terms of which contract:

(1) at the time of issuance of your note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your note to assure the fulfillment of your purchase obligation described in clause (3) below, which deposit will unconditionally and irrevocably be applied at the stated maturity date to satisfy that obligation,

(2) until the stated maturity date we will be obligated to pay interest on the deposit at a rate equal to the stated rate of interest on your note as compensation to you for our use of the cash deposit during the term of the note, and

(3) at the stated maturity date the cash deposit unconditionally and irrevocably will be applied by us in full satisfaction of your obligation under the forward purchase contract, and we will deliver an amount of cash equal to the value of the shares of the index stock that you are entitled to receive at that time pursuant to the terms of your note.

      Although you will be obligated to treat the payment of the purchase price for your note as a deposit for U.S. federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your note, but instead will be commingled with our other assets.

      Consistent with the above characterization, amounts paid to us in respect of the original issue of your note will be treated as allocable in their entirety to the amount of the cash deposit attributable to your note, and amounts denominated as interest that are payable with respect to your note will be characterized as interest payable on the amount of the deposit, includible annually in your income in accordance with your method of accounting.

      If your note is characterized as described above and you are an initial purchaser of your note who has purchased your note at the original issue price, you would generally recognize capital gain or loss equal to the difference between the amount of cash received and your tax basis in the note and the holding period for purposes of such capital gain and loss will begin on the day following the first day you held the note.

      If your note is characterized as described above and you purchase your note at a price other than the adjusted issue price as determined for tax purposes, you would likely be required to allocate your purchase price for the note between the deposit component and forward contract component of your note. If the amount allocated to the deposit component of your note is not equal to the principal amount of the note, you may be subject to the market discount or amortizable bond premium rules described in the accompanying prospectus under "United States Taxation -- Taxation of Debt Securities -- United States
Holders -- Original Issue Discount -- Market Discount" and "United States Taxation -- Taxation of Debt Securities -- United States Holders -- Original Issue Discount -- Debt Securities Purchased at a Premium".

      You would generally be treated upon maturity of your note in the same manner described above with respect to initial purchasers of notes, except that
(i) you would be required to recognize gain or loss with respect to the deposit component of your note in an amount equal to any market discount (including any de minimis market discount) or premium, respectively, not previously taken into account by you with respect to the deposit component of your notes and (ii) for purposes of computing any gain or loss recognized at such time, you would be required to adjust your purchase price for your note to take into account any market discount (including de minimis market discount) or premium previously taken into account (either over the term of your note or upon maturity of your note) with respect to your note. Because the appropriate U.S. federal income tax treatment of persons who purchase notes at a price other than the adjusted issue price as determined for tax purposes is unclear, those persons are urged to consult their tax advisors regarding the tax consequences of their purchase of notes. If your note is characterized as described above, your tax basis in your note generally would equal your cost for your note, as adjusted for any accruals of market discount or amortization of bond premium. Upon the sale or exchange of your note, you would recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in your note. The gain or loss generally will be long-term capital gain or loss, except to the extent attributable to accrued but unpaid interest and any accrued market discount not previously included in income, if you hold your note for more than one year.

      There is no judicial or administrative authority discussing how your note should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your note as a single debt instrument subject to special rules governing contingent payment obligations. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield -- i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your note -- and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your note prior to your receipt of cash attributable to that income.

      If the rules governing contingent payment obligations apply, you would recognize gain or loss upon the sale or maturity of your note in an amount equal to the difference, if any, between the cash you receive at that time and your adjusted basis in your note. In general, your adjusted basis in your note would equal the amount you paid for your note, increased by the amount of interest you previously accrued with respect to your note, in accordance with the comparable yield and the projected payment schedule for your note, and decreased by the amount of interest payments you received with respect to your note.

      If the rules governing contingent payment obligations apply, any gain you recognize upon the sale or maturity of your note would be ordinary interest income. Any loss you recognize at that time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, as capital loss.

      If the rules governing contingent payment obligations apply, special rules would apply to persons who purchase a note at a price other than the adjusted issue price as determined for tax purposes.

      It is possible that the Internal Revenue Service could seek to characterize your note in a manner that results in tax consequences to you different from those described above. For example, the Internal Revenue Service could seek to allocate less than all the amounts you paid for your note to the cash deposit described above and treat the cash deposit as a debt instrument acquired at a discount. In that case, you would be required to include such original issue discount in income as it accrues in addition to stated interest on your note. The Internal Revenue Service could also seek to characterize your note as a notional principal contract, or as a prepaid forward without a cash deposit component. You should consult your tax advisors as to possible alternative characterizations of your note for U.S. federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

      Please see the discussion under "United States Taxation -- Taxation of Debt Securities -- Backup Withholding and Information Reporting -- United States Holders" in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your note.

                    EMPLOYEE RETIREMENT INCOME SECURITY ACT

      This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

      The Employee Retirement Income Security Act of 1974, as amended, which we call "ERISA" and the Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are "parties in interest" (within the meaning of ERISA) or "disqualified persons" (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing notes should consider whether the purchase or holding of such instruments might constitute a "prohibited transaction".

      The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a "party in interest" or a "disqualified person" with respect to many employee benefit plans by reason of, for example, The Goldman Sachs Group, Inc. (or its affiliate) providing services to such plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue
Code), which we call collectively "Plans", and with respect to which The Goldman Sachs Group, Inc. or any of its affiliates is a "party in interest" or a "disqualified person", unless those notes are acquired under an exemption for transactions effected on behalf of that Plan by a "qualified professional asset manager" or an "in-house asset manager", for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective investment funds, or under another available exemption. The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be "plan assets" under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) such purchase, holding and exercise of the offered notes will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a "fiduciary" (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person's acquisition, disposition or holding of the offered notes, or any exercise related thereto or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the offered notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

      The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs Co. intends to resell the offered notes at the original issue price. In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. For more information about the plan of distribution and possible market-making activities, see "Plan of Distribution" in the accompanying prospectus.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IT DESCRIBES, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.
                           -------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                            PAGE
                                            ----
Additional Risk Factors Specific to Your
  Note....................................   S-2
Specific Terms of Your Note...............   S-7
Hypothetical Returns on Your Note.........  S-18
Use of Proceeds and Hedging...............  S-21
Cendant Corporation.......................  S-22
Supplemental Discussion of Federal Income
  Tax Consequences........................  S-24
Employee Retirement Income Security Act...  S-27
Supplemental Plan of Distribution.........  S-28

   PROSPECTUS SUPPLEMENT DATED JUNE 25, 2001
Use of Proceeds...........................   S-2
Description of Notes We May Offer.........   S-3
United States Taxation....................  S-20
Employee Retirement Income Security Act...  S-20
Supplement Plan of Distribution...........  S-20
Validity of the Notes.....................  S-21

                   PROSPECTUS
Available Information.....................     2
Prospectus Summary........................     4
Ratio of Earnings to Fixed Charges........     7
Description of Debt Securities We May
  Offer...................................     8
Description of Warrants We May Offer......    31
Description of Purchase Contracts We May
...........................................    49
Description of Units We May Offer.........    54
Description of Preferred Stock We May
  Offer...................................    60
Description of Capital Stock..............    67
Legal Ownership and Book-Entry Issuance...    73
Considerations Relating to Securities
  Issued in Bearer Form...................    79
Considerations Relating to Indexed
  Securities..............................    83
Considerations Relating to Securities
  Denominated or Payable in or Linked to a
  Non-U.S. Dollar Currency................    86
United States Taxation....................    89
Plan of Distribution......................   109
Employee Retirement Income Security Act...   111
Validity of the Securities................   112
Experts...................................   112
Cautionary Statement Pursuant to the
  Private Securities Litigation Reform Act
  of 1995.................................   113

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                  $22,115,000

                               THE GOLDMAN SACHS
                                  GROUP, INC.

                          7.75% Mandatory Exchangeable
                                 Notes due 2004
              (Linked to the Common Stock of Cendant Corporation)
                           -------------------------

                              [GOLDMAN SACHS LOGO]

                           -------------------------
                              GOLDMAN, SACHS & CO.
------------------------------------------------------
------------------------------------------------------